Exhibit 99.2

ReneSola Announces Fourth Quarter and Full Year 2015 Results

Shanghai, China, March 8, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient technology products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights

	Q4 2015	Q/Q Change	Y/Y Change
Revenue	$296.4	-19.5%	-23.4%
Gross Profit	$47.5	-20.0%	-7.3%
Operating Income	$16.9	+48.3%	N/A
Net Income	$6.7	-22.6%	N/A

•	Revenue of $296.4 million exceeded management guidance range of $275-$295 million
•	Sold 18.0 MW of projects, project pipeline at 641 MW
•	Total external solar module shipments were 373.2 MW
•	Operating expense control drives strong operating profit growth
•	Operating margin expanded to 5.7% from 3.1% in Q3 2015 and -0.6% in Q4 2014
•	Total debt reduced by $16.8 million compared to Q3 2015

Full Year 2015 Highlights

	2015	2014	Y/Y Change
Revenue	$1,282.0	$1,561.5	-17.9%
Gross Profit	$187.9	$209.3	-10.2%
Operating Income	$29.3	$8.2	+256.6%
Net Loss	$(5.1)	$(33.6)	N/A

•	Revenue of $1.28 billion down 18% from $1.56 billion in 2014
•	Sold 72.8 MW of projects
•	Total external solar module shipments were 1.6 GW
•	Gross margin increased to 14.7% from 13.4% in 2014
•	Operating income grew 257% to $29.3 million from $8.2 million in 2014
•	Net loss attributable to holders of ordinary shares narrowed significantly to $5.1 million from $33.6 million in 2014

“We are proud that we delivered on our strategy in 2015, making significant progress in transforming ReneSola from a solar product manufacturer to a multi-faceted participant across the green energy value chain,” commented Mr. Xianshou Li, ReneSola’s Chief Executive Officer. “Our full-year 2015 results demonstrated the wisdom of our strategy. We increased gross margin for the third straight year, and reduced operating expenses on an absolute basis for the second straight year. This resulted in operating profit tripling from 2014, and a significantly reduced net loss. Revenue declined somewhat, but this was mainly due to reduced shipments to external customers, as we strategically directed more shipments to our own downstream projects. Our solid P&L performance enabled a reduction in debt of $59 million. Effective management of or working capital and improved balance sheet strength remains a key focus for our team and a long-term commitment to our shareholders. We expect to pay down more debt in the quarters ahead.”

Li continued, “We enter 2016 on a high note as a global leader across the solar value chain. We are profitable since Q3 2015, with over 600 MW of projects under development, and a burgeoning new business in LED distribution. We remain positive on our downstream strategy and excited about the business opportunities ahead of us. We continue to believe ReneSola can achieve an attractive growth rate by developing solar projects in attractive markets, and our entire team remains focused on building a great foundation to increase shareholder value in 2016 and beyond.”

Fourth Quarter 2015 Financial Results

Revenue of $296.4 million was down 19.5% q/q and 23.4% y/y and slightly exceeded guidance of $275-$295 million. The revenue decline reflects lower ASP and lower shipments to external customers.

Gross profit of $47.5 million was down 20.0% q/q and 7.3% y/y. Gross margin expanded to 16.0% when compared to the fourth quarter of 2014, but was down slightly sequentially. The margin decline in the quarter was attributable to the cost associated with the annual maintenance in our polysilicon plant, partially offset by lower production cost and the above-corporate-average gross margin generated from our project sales in the quarter. Gross margin in Q4 2015 was below guidance of 17-18% as a result of the change in the timing of the annual maintenance in our polysilicon plant which was moved to Q4 2015 from Q1 2016.

Operating expenses of $30.5 million were 10.3% of revenue, down from 13.0% in Q3 of 2015 and from 13.8% in Q4 of 2014.

Operating income was $16.9 million, compared to operating income of $11.4million in Q3 of 2015 and operating loss of $2.2 million in Q4 of 2014. Operating margin expanded sequentially to 5.7% from 3.1% in Q3 of 2015.

Non-operating expenses of $9.2 million include net interest expense of $9.8 million and loss on derivative of $1.2 million, offset by foreign exchange gains of $2.1 million.

Net income was $6.7 million, which compares to a net income of $8.6 million in Q3 of 2015 and a net loss of $8.1 million in the prior-year period. Earnings per ADS were $0.07.

Balance Sheet, Liquidity and Capital Resources

ReneSola continued to closely manage working capital. The Company had cash and equivalents (including restricted cash) of $178 million as of year-end. During the quarter, the Company used operating cash flow to reduce total debt by $16.8 million, to $734 million. The Company had approximately $26.1 million in convertible bonds outstanding as of December 31, but repurchased $20.5 million more subsequent to the end of the quarter. Note that the holders of the remaining $5.6 million of convertible bonds can exercise the put options through expiration before March 14, 2016.

Full Year 2015 Financial Results

Revenue of $1.28 billion was down 17.9% y/y.

Gross profit of $187.9 million was down 10.2% y/y. Gross margin expanded to 14.7% from 13.4% in 2014.

Operating expenses were $158.6 million, or 12.4% of revenue, compared to $201.1 million, or 12.9% in 2014.

Operating income was $29.3 million, or 2.3% of revenue, compared to $8.2 million, or 0.5% in 2014.

Non-operating expenses of $33.7 million include net interest expense of $40.5 million, foreign exchange loss of $2.1 million and loss on derivative of $6.0 million offset by gains on repurchase of convertible bonds of $13.7 million in 2015.

Net loss was $5.1 million, which compares to net loss of $33.6 million in 2014. Net loss per ADS was $0.05.

Fourth Quarter Operating Highlights

Since disclosing its strategic shift to project development at the start of 2015, the Company has focused its efforts on developing, operating and selling high-quality solar power projects. Activity is centered on building a pipeline of distributed generation and utility-scale projects in attractive geographies worldwide. In the fourth quarter the Company continued to execute on the monetization phase of the development cycle.

Project Sales

The Company recognized revenue of $33.8 million from the sale of solar power projects. The revenue was comprised of new sales in the quarter of three projects representing 18.0 MW of generating capacity. The sales generated gross margins above the Company average.

Project Sales	Location	Size (MW)
Membury	UK	16.5
Tochigi Projects- 2	Tochigi Japan	1.5

Operating Assets

The company owns and operates four solar power-producing projects it developed earlier in the decade. The Company considers the operating projects to be economically attractive, because they produce a steady stream of high margin recurring revenue. Currently the Company is holding its operating assets for eventual sale, since it is pursuing a build-operate-transfer model. The Company is currently negotiating the sale of its two projects in Bulgaria, and expects to reach final agreement in the near future.

IPP Assets	Location	Size (MW)
Nove Eco	Bulgaria	5.0
MG Solar	Bulgaria	4.7
Lucas EST	Romania	6.0
Ecosfer Energy	Romania	9.4

Project Pipeline

The company currently has 641 MW of projects in various stages of development. The geographic distribution of projects is outlined in the table below.

Project Location	Size (MW)	Status
USA	103[1]	Development pipeline
UK	111	54MW under construction
Japan	31	29MW under construction
France	4	Development pipeline
Thailand	65	Development pipeline
Poland	140	Development pipeline
Canada	32	5MW under construction
Turkey	20	Development pipeline
Spain	75	Development pipeline
Egypt	60	Development pipeline
Total	641

Modules and Wafers

The Company continues to fully utilize its capacity by providing high quality products with lower cost to select customers. The Company considers its competitive advantages to be improving conversion efficiency and supply chain management.

During the fourth quarter, total solar module shipments were 373.2 MW, representing a decrease of 8.0% from Q3 2015. Total wafer shipments were 270.3 MW, down 20.9% q/q and up 5.6% y/y.

In 2015, total solar module shipments were 1.60 GW, representing a decrease of 18.9% from 2014. Total wafer shipments were 1.09 GW, up 28.7% y/y.

LED

During the fourth quarter, ReneSola’s LED business reached revenue of $4.9 million, up from $3.6 million in Q3 2015, and delivered gross margin of over 30%.

The energy efficiency market is a very large and growing market, and LED lighting is a critical element. A key strategic focus of the Company is to grow its share of the high-growth LED market by expanding its world-wide distribution channels.

Outlook

For Q1 2016, the Company expects revenue in the range of $260 to $270 million and gross margin to be around 17%.

For full year 2016, the Company expects revenue in the range of $1.0 to $1.2 billion. The revenue outlook reflects continued shift of OEM module production from external sales and toward proprietary project development to pursue high profit.

Conference Call Information

ReneSola's management will host an earnings conference call on March 8, 2016 at 8:30 a.m. U.S. Eastern Standard Time (9:30 p.m. China Standard Time).

_____________________________

[1]	Of the total U.S. pipeline, 88 megawatts are currently subject to a dispute with our joint venture partner, Pristine Sun, LLC. The relevant parties intend to engage in mediation at the end of March 2016 in an attempt to amicably resolve the dispute.

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 57532798.

A replay of the conference call may be accessed by phone at the following numbers until March 16, 2016. To access the replay, please again reference the conference passcode 57532798.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

 RENESOLA LTD

 Unaudited Consolidated Balance Sheets

 (US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2015	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	38,045	86,489	99,848
Restricted cash	140,338	146,533	121,862
Accounts receivable, net of allowances for doubtful accounts	161,166	128,143	125,743
Inventories	193,171	198,857	357,361
Advances to suppliers-current	18,480	37,889	27,494
Amounts due from related parties	111	118	452
Value added tax recoverable	24,525	13,310	30,514
Prepaid income tax	3,609	1,814	1,247
Prepaid expenses and other current assets	27,770	31,284	44,252
Project assets	20,214	23,345	37,040
Deferred convertible notes issue costs-current	35	76	661
Derivative assets	56	224	1,688
Assets held-for-sale	4,241	-	-
Deferred tax assets-current, net	5,989	4,504	11,368
Total current assets	637,750	672,586	859,531

Property, plant and equipment, net	630,462	667,377	750,298
Prepaid land use right, net	37,240	38,923	39,574
Deferred tax assets-non-current, net	10,238	15,699	8,462
Deferred convertible notes issue costs-non-current	-	-	138
Advances for purchases of property, plant and equipment	382	677	1,756
Deferred project costs	20,874	20,874	-
Other long-lived assets	9,373	9,747	9,249
Total assets	1,346,319	1,425,883	1,669,008

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current	26,145	26,145	-
Short-term borrowings	668,788	685,311	654,675
Accounts payable	300,176	321,239	461,499
Advances from customers-current	28,101	58,218	84,412
Amounts due to related parties	2,677	2,716	7,570
Other current liabilities	77,237	90,786	126,623
Income tax payable	130	128	123
Derivative liabilities	30	-	-
Warrant liability	578	263	1,890
Total current liabilities	1,103,862	1,184,806	1,336,792

Convertible notes payable-non-current	-	-	94,599
Long-term borrowings	38,777	39,008	43,452
Advances from customers-non-current		-	936
Deferred revenue	32,376	30,541	-
Warranty	36,023	37,159	31,778
Deferred subsidies and other	23,242	23,904	25,347
Other long-term liabilities	105	149	946
Total liabilities	1,234,385	1,315,567	1,533,851

Shareholders' equity
Common shares	477,965	478,527	476,766
Additional paid-in capital	8,339	7,516	7,512
Accumulated loss	(435,277)	(441,933)	(430,202)
Accumulated other comprehensive income	60,907	66,206	81,080
Total equity attribute to ReneSola Ltd	111,934	110,316	135,156
Total shareholders' equity	111,934	110,316	135,156

Total liabilities and shareholders' equity	1,346,319	1,425,883	1,669,008

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014

Net revenues	296,388	368,239	386,968	1,282,031	1,561,497
Cost of revenues	(248,917)	(308,901)	(335,733)	(1,094,157)	(1,352,214)
Gross profit	47,471	59,338	51,235	187,874	209,283
GP%	16.0%	16.1%	13.2%	14.7%	13.4%

Operating (expenses) income:
Sales and marketing	(12,465)	(19,861)	(23,338)	(72,295)	(93,067)
General and administrative	(15,211)	(14,825)	(16,051)	(59,290)	(67,294)
Research and development	(9,518)	(9,803)	(13,571)	(43,905)	(52,575)
Other operating income	6,651	(3,436)	(440)	16,920	11,870
Total operating expenses	(30,543)	(47,925)	(53,400)	(158,570)	(201,066)

Income (loss) from operations	16,928	11,413	(2,165)	29,304	8,218
	5.7%	3.1%	-0.6%	2.3%	0.5%
Non-operating (expenses) income:
Interest income	544	656	1,172	2,875	5,010
Interest expense	(10,352)	(11,047)	(12,273)	(43,418)	(49,016)
Foreign exchange gains (losses)	2,056	5,695	(13,501)	(2,138)	(27,009)
Gains (losses) on derivatives, net	(1,159)	(620)	4,359	(6,031)	6,058
Investment gain on disposal of subsidiaries	-	-	4,895	-	8,253
Gains on repurchase of convertible bonds	-	1,891	7,048	13,694	7,048
Fair value change of warrant liability	(315)	788	4,672	1,314	7,455

Income (loss) before income tax, noncontrolling interests	7,702	8,776	(5,793)	(4,400)	(33,984)

Income tax (expense) benefit	(1,046)	(179)	(2,262)	(675)	350
Net income (loss)	6,656	8,597	(8,055)	(5,075)	(33,634)

Less: Net income (loss) attributed to noncontrolling interests	-	-	-	-	(4)
Net income (loss) attributed to holders of ordinary shares	6,656	8,597	(8,055)	(5,075)	(33,630)

Earnings per share
Basic	0.03	0.04	(0.04)	(0.02)	(0.17)
Diluted	0.03	0.04	(0.04)	(0.02)	(0.17)

Earnings per ADS
Basic	0.07	0.08	(0.08)	(0.05)	(0.33)
Diluted	0.07	0.08	(0.08)	(0.05)	(0.33)

Weighted average number of shares used in computing loss per share
Basic	203,137,831	204,658,446	203,777,464	204,085,041	203,550,049
Diluted	203,137,831	204,658,446	203,777,464	204,085,041	203,550,049

	Three Months ended			Twelve Months Ended
	Dec 31, 2015	Sep 30, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Net income (loss)	6,656	8,597	(8,055)	(5,075)	(33,634)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(5,299)	(13,834)	(3,872)	(20,173)	(2,534)
Other comprehensive income (loss)	(5,299)	(13,834)	(3,872)	(20,173)	(2,534)

Comprehensive income (loss)	1,357	(5,237)	(11,927)	(25,248)	(36,168)
Less:comprehensive loss attributable to non-controlling interest	-	-	-	-	(4)
Comprehensive income (loss) attributable to ReneSola	1,357	(5,237)	(11,927)	(25,248)	(36,164)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	For the year ended December 31,
	2015	2014

Operating activities:
Net loss	(5,075)	(33,634)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	620	808
Depreciation and amortization	90,113	90,224
Amortization of deferred convertible bond issuances costs and premium	765	933
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	(1,794)	5,710
Loss on derivatives	6,031	(6,058)
Fair value change of warrant liability	(1,313)	(7,455)
Gain from settlement of certain payables	(9,126)
Gain from advances from customers
Share-based compensation	1,527	2,240
Loss on disposal of long-lived assets	308	1,486
Gain on disposal of land use right	-	(64)
Impairment of goodwill
Impairment of Intangible assets
Impairment of long-lived assets	4,350	-
Reversal of firm purchase commitment
Gain on disposal of subsidiaries		(8,253)
Gain on CB repurchase	(13,693)	(7,048)

Changes in assets and liabilities:
Accounts receivable	(58,763)	45,610
Inventories	121,765	(19,210)
Project assets and deferred project cost	20,655	(33,856)
Advances to suppliers	8,283	(8,238)
Amounts due from related parties	(4,433)	(1,508)
Value added tax recoverable	4,279	(2,371)
Prepaid expenses and other current assets	15,169	40,319
Prepaid land use rights, net	695
Proceeds from disposal of land use right	-	513
Deferred project costs
Accounts payable	(153,057)	(174,894)
Advances from customers	(58,666)	(15,231)
Income tax payable	(2,424)	(3,795)
Other current liabilities	(2,951)	9,224
Deferred revenue	32,376
Other long-term liabilities	(1,728)	(2,874)
Other non-current assets	-	-
Other long-term assets	-	(159)
Accrued warranty cost	5,759	8,044
Deferred taxes assets	2,538	(2,151)
Provision for litigation
Net cash provided by (used in) operating activities	2,210	(121,688)

Investing activities:
Purchases of property, plant and equipment	(14,438)	(51,813)
Advances for purchases of property, plant and equipment	(2,383)	(2,699)
Cash received from government subsidy	-	12,218
Proceeds from disposal of property, plant and equipment	5,751	93
Changes in restricted cash	(24,504)	134,584
Net cash received (paid) on settlement of derivatives	(4,371)	4,398
Purchases of investment securities		-
Proceeds from disposal of subsidiaries	(83)	18,680
Net cash provided by (used in) investing activities	(40,028)	115,461

Financing activities:
Proceeds from bank borrowings	1,100,033	1,063,769
Proceeds from issuance of common shares	-	-
Proceeds from related parties	-	4,000
Repayment of bank borrowings	(1,056,643)	(1,045,904)
Proceeds from exercise of stock options	641	993
Paid for CB repurchase	(54,377)	(9,810)
Cash paid for ADS/s repurchase	(812)	-
Net cash provided by (used in) financing activities	(11,158)	13,048

Effect of exchange rate changes	(12,827)	6,254

Net increase (decrease) in cash and cash equivalents	(61,803)	13,075
Cash and cash equivalents, beginning of year	99,848	86,773
Cash and cash equivalents, end of year	38,045	99,848